January 25, 2006


Mail Stop 0306


John Antonio
President
Wellstar International, Inc.
6911 Pilliod Road
Holland, OH 43528

Re:	Wellstar International, Inc.
	Registration Statement on Form SB-2
	Filed December 13, 2005
	         File No. 333-130295

Dear Mr. Antonio:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.  In some of
our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Prospectus Cover Page
1. Based upon our review of your disclosure on page 33 of your prospectus under the heading "Sample Conversion Calculation" and the form of convertible note issued in connection with the October
2005
private placement, including Section 1.1 and the attached notice of conversion, it appears that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock. If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may not be used to sell such shares.
2. Since your shares do not trade on the OTC Bulletin Board, please revise your disclosure here and throughout the filing to correctly state that your shares trade on the Pink Sheets.
3. Please revise the Table of Contents to reflect this filing and include the "Certain Relationships and Related Transactions" disclosure.

Prospectus Summary, page 5
4. We note your statement in the third paragraph on page 5 that you
have an FDA approved camera and software to do thermal imaging. Please clearly state that you do not manufacture the thermal imaging cameras utilized in your imaging system. We refer you to your disclosure on page 21.
5. We note that, although you are registering for resale
106,238,095
shares issuable upon conversion of the notes and the exercise of the warrants, Section 3(c) of the Securities Purchase Agreement states that you have reserved 116,111,111 for such purposes. We note further that 82,000,000 of your 200,000,000 authorized shares are currently outstanding, an additional 5,555,555 shares are underlying convertible notes pursuant to the Term Loan Agreement, and additional shares are reserved for stock option plans and for issuance pursuant to securities other than those under the Purchase Agreement. Please clarify whether you will need to increase your authorized and unissued share amount before attempting to register all of the common shares issuable pursuant to the purchase agreement. If you do have to increase the number of authorized shares, please tell us how you plan to do so.
6. Please revise the disclosure on page 6 to state the correct number of shares that will be outstanding after the offering.
7. Please update the disclosure to state whether you received the $1,000,000 that was due two days after you filed this registration statement.
8. Please reconcile your disclosure on page 6 that $1,000,000 are to be disbursed within two days of the filing of this registration statement and within two days of the effectiveness of this prospectus with your disclosure on page 13 that the funds are to be disbursed within five days of such events.
9. It does not appear that the private offering of the securities sold pursuant to your October 2005 securities purchase agreement was completed prior to your filing of this registration statement. In order to complete a sale of securities, an investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. Please refer to Interpretation
3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. We note that Section 8(g) of the October 2005 securities purchase agreement allows any purchaser to assign its rights under the agreement without your consent. It would appear then that such purchasers are not irrevocably bound to purchase the third $1 million tranche of securities pursuant to the agreement. Accordingly, your private offering has not been completed and Rule 152 under the Securities Act is not available to separate the issuance and resale transactions. Please either tell us why you believe your registration of the shares is appropriate at this time, citing all authority on which you rely or withdraw your registration statement and complete your private placement.
10. We refer you to your disclosure in the third and fifth paragraphs on page 7. Please reconcile the date on or before which the Term Loan Agreement warrants are exercisable.

Risk Factors, page 9
11. Please add a risk factor to discuss the risks to new investors associated with the fact that the majority of your outstanding shares will be held by a few major shareholders.
12. We note your disclosure on page 22 that a failure to secure third-party coverage, or failure to maintain coverage after it is received, could have a material adverse impact on our operations. Please add a risk factor to address the associated risks.

We Have No Operating History ..., page 8
13. Please disclose in this risk factor the amount of your accumulated deficit as the most recent practical date.
14. Please expand your risk factor disclosure to discuss briefly the mentioned "risks...inherent in the establishment of a business enterprise."
15. Please explain your statement that "[r]evenues...will depend upon...whether [you] will be able to continue expansion of [your] revenue."


If We Are Unable to Obtain Additional Funding..., page 8
16. Please disclose the amount of additional funds you will need to implement your overall business strategy over the next 12 months.

If We Are Unable to Retain the Services of John Antonio, page 8
17. We refer you to your disclosure on page 23 and note that your directors and executive officers are involved in the business activities of other companies. Please expand your disclosure to discuss the risks associated with the fact that these individuals are not expected to devote their full time and attention to your company.

We May Not Be Able To Compete Successfully, page 9
18. Please expand the disclosure in the Business section to discuss in reasonable detail your competitive position with regard to your products, your major competitors, and your primary methods of competition.

We Rely On Contractual Relationships With Our Key Suppliers, page
10
19. Please tell us why you have not filed these key agreements as exhibits to the registration statement.

Use of Proceeds, page 13
20. Please state the warrant exercise price and the aggregate amount you could receive.

Management`s Discussion and Analysis of Financial Condition and Plan of Operation, page 14
Plan of Operation, page 14
21. We refer you to your disclosure in Note 1(b) to the Financial Statements on page F-7. Please disclose here that operations with the hospital group have not yet begun, and tell us whether you did in fact begin your operations with the pain clinics on December 12, 2005, as scheduled.
22. We refer you to your disclosure on page 15. Please update as to the status of your Projected Quarterly Milestones and tell us whether you completed your October - December 2005 milestones.

Capital, page 16
23. Please briefly describe how the funds from your financings will be allocated over your operating plan.

Critical Accounting Policies and Estimates, page 16
24. Please revise the discussion of your critical accounting policies and estimates to conform to the guidance in SEC Releases 34-45907 and
34-48960. In this regard, please remove inventory from this discussion as you have stated that you do not carry inventory and do not expect to carry inventory. In addition, please revise your discussion to disclose those accounting estimates that management believes are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. Your discussion should also disclose those accounting estimates where the impact of the estimates or assumptions on financial condition or operating performance is material.

Recent Accounting Pronouncements, page 16
25. Please revise your disclosure of recently issued accounting standards to include all disclosures required by SAB Topic 11M.
In
addition, please ensure that you have included disclosure of all issued but not yet effective standards that could be material to your financial statements and revise as appropriate. Your disclosures of each relevant issued but not yet effective standard should include the following:
* A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
* A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
* A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.
* Disclosure of the potential impact of other significant matters that the registrant believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

Liquidity and Capital Resources, page 17
26. Revise your liquidity and capital resources section to provide meaningful discussion of the liquidity impacts of your outstanding debt. Discuss the nature, timing and impact of any payments you will be required to make, such as principal and interest payments. Please also discuss the various features of your debt that have the potential to impact your cash inflows and outflows in the future, i.e., conversion features, warrants, call options, etc.
27. We note that your disclosure on pages F-3 and F-5 indicates that for the 3 months ended October 31, 2005, you generated only $425 in revenue and had a net loss of approximately $436,000. Please tell us in greater detail how you plan to be cash flow positive by the end of first quarter 2006.
28. Please disclose how long you can satisfy your cash requirements with your currently available resources, as required by Item 303(a)(1)(i) of Regulation S-B.

Description of Business, page 17
General
29. Your Business section disclosure, particularly the Introduction, is unclear. Please revise to clearly state that your software provides thermal imaging and describe in plain English how these images are used to assist in the diagnosis and detection of cancer and pain dysfunctions. Explain, for example, the "physiological and functional activity in the body" and the "physiological components of pain" in a manner that will make sense to the layperson.
30. We note your disclosure in Note 5 to the Financial Statements (page F-12) that you are negotiating the purchase of certain assets from Micro Health Systems. Please update us as to the status of these negotiations. Tell us whether a letter of intent has been signed. Also include a brief description of the transaction in the
Business section of the prospectus and describe the expected financial impact in MD&A.

31. Throughout the filing, please define or explain medical and technical terms, such as "differential diagnosis" and "vital energy" on page 17, "myofascial trauma" on page 18, and "neuropathway disturbance" and "[i]nfrared emissivity" on page 19.

Introduction, page 17
32. We note your disclosure that your products are approved by the FDA as an "adjunctive" diagnostic. Please state clearly here and in the Summary section that your products are intended to supplement other established clinical detection methods and are not intended for standalone use. Discuss whether these thermal imaging procedures are widely accepted and utilized diagnostics.
33. We note your disclosure in the third paragraph of this section that your Thermal Imager provides "risk indicators" of breast cancer.
Please discuss any risks regarding misdiagnosis and unnecessary treatment.

Overview Of Medical Infrared, page 18
34. Please explain the statement in the first paragraph of this section that the measurement of body heat is "an indirect measurement of physiology" and explain in greater detail how you are distinguishing these methods from your use of thermal imaging to measure variations in skin temperature patterns. Also explain the statement in the second paragraph of this section that such variations of skin temperature patterns "are known pathways of information."

The Imaging Industry, page 19
35. Please provide support for your statements regarding the trend of
"enlightened" physicians walking out of managed care and no longer accepting insurance assignment.
36. Please provide us with copies of the reports containing the cited statistics, clearly marking the relevant sections.

Current Method of Detecting Breast Cancer, page 20
37. Please provide support for your statement that "mammographic screening has done little for the earliest possible detection of breast cancer." We also note your statement that thermography can detect the "possibility" of breast cancer much earlier. Discuss any research or findings regarding the accuracy with which thermal imaging has actually detected cancer in its earlier stages.

Current Method of Detecting Pain, page 19
38. Please explain in greater detail how thermal imaging can detect psychogenic pain, where no physical cause can be found.

Markets, page 20
39. Please explain in greater detail how you plan to address the diagnostics/ screening market, particularly in light of the hurdles mentioned in the first paragraph on page 21.

Research, Development and Technology, page 21
40. We note your disclosure that you do not manufacture the thermal imaging cameras. Please name the manufacturer, briefly describe the material terms of your manufacturing agreement and file the agreement as an exhibit to the registration statement.


Environment and Regulation, page 21
41. We refer you to your disclosure in the fourth paragraph on page
22. Please expand your disclosure to provide more specific detail as to how you plan to secure third-party coverage.

Research and Development, page 22
42. Please describe the "definitive conclusions" for the medical community you hope to reach with the creation of the Data
Collection
division.

Legal Proceedings, page 23
43. We are unable to find the descriptions of the mentioned lawsuits filed against you for the collection of delinquent funds. Please provide such descriptions and include any recent developments in the lawsuits. Also describe the impact of these suits in the Liquidity and Capital Resources section of MD&A.

Management, page 23

Executive Compensation, page 24
44. We note your disclosure on page 36 that you issued 15,000,000 shares of common stock to your officers for services performed.
Please identify the officers and include this compensation in the table.

Security Ownership of Certain Beneficial Owners and Management,
page
25
45. It appears Andrew Thompson should also be included in the beneficial ownership table. Please revise or advise.
Description of Securities, page 26
46. Please revise your disclosure here and throughout the filing to provide the number of shares of common stock currently outstanding.

Selling Stockholders, page 29
47. It does not appear that the shares held by Sichenzia are underlying convertible notes or warrants. Please revise the table accordingly.
48. Confirm whether the number of shares indicated in the first column of this table represent all the shares of your common stock held by the selling stockholders.
49. Please complete the beneficial ownership columns of the table.
50. Please disclose your material relationships with each of the selling shareholders during the past three years.

Terms of the Secured Convertible Notes and the Warrants, page 31
51. We refer you to your disclosure in the fourth paragraph on page
33. It does not appear the exhibits are incorporated by reference, but rather are attached the registration statement. Please revise your disclosure accordingly.

Legal Matters, page 34
52. Please disclose in this section that Sichenzia Ross Friedman
Ference is also a selling shareholder in this registration statement.

Interim Financial Statements

Review Report of Independent Registered Public Accounting Firm, page
F-1
53. Please have your independent public accounting firm revise its review report to comply with the requirements of the Public Company
Accounting Oversight Board. Please refer to the illustrative review report in the Appendix of the PCAOB`s Auditing Standard No. 1.



Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8
54. Please revise your disclosure here to disclose in greater detail how you recognize revenues. We note that you generate revenue from the licensing of advanced thermal imaging technology. It appears your licenses contain multiple elements, including camera equipment, which you purchase from another vendor, software to process the results of images and training to your customers. Tell us and revise your filing to disclose how you recognize revenues from these multiple-element transactions. Refer to EITF 00-21 and SAB 104. Please also tell us how your software revenue recognition complies with the guidance of SOP 97-2.

Loan Acquisition Costs, page F-9
55. Please revise the filing to describe the term "NIR" as it is not defined elsewhere in the document. Please also confirm to us and revise the filing to disclose, if true, that the three year term is equal to the term of the NIR financing.

Loss per Share, page F-9
56. You state that based on the closing price of your common stock on
October 31, 2005, the conversion of the convertible notes would have resulted in the issuance of additional common shares in the amount of
2,666,667. However, using a closing price of $.12, it appears that the conversion of your $1 million of outstanding notes at October 31,
2005 would have resulted in the issuance of 8.3 million common shares. Please provide us with your calculation of the 2,666,667 or revise this disclosure as appropriate.

Note 3. Convertible Notes, page F-9
57. Please revise to clarify the conversion price in effect on any conversion date. Here, you state that it will be 60% of the average of the three day lowest bid prices during the twenty trading days immediately preceding the applicable conversion date. However, on page 7 and elsewhere in the filing, you state that the conversion price will be the lower of the above or the fixed conversion price.
Revise the filing to clarify the conversion price.
58. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the $3 million 8% three-year convertible debentures and stock purchase warrants exercisable for five million shares of stock are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. Please include a reasonably detailed discussion of how you evaluated whether the agreement meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. We note that the conversion price is subject to adjustment upon the occurrence of certain events including adjustments based upon your current stock price. As applicable, you should analyze the conversion feature under paragraphs 12-32 of EITF
00-19.
59. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC or else you are required to pay liquidated damages of 3% of the outstanding principal amount per month, based on your disclosures on page 31. These damages are to be paid in either cash or shares of stock at your election. Discuss your consideration of whether these liquidating damages would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITFs 98-5 and 00-27.
60. Further to the above, it appears that the convertible notes may contain embedded derivatives such as a call option and a "partial" call option. Please explain to us how you accounted for these features and provide to us your basis for your accounting. In this regard, please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any additional provisions that may be embedded derivatives which should be bifurcated and accounted for separately pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. Refer to the guidance in SFAS
133 and EITF 00-19.
61. We note that you have determined that the fair market value of the warrants issued with the $3 million convertible debentures is zero. Please tell us and revise the filing to disclose the assumptions that you used in your Black-Scholes calculation to arrive at your conclusion that the warrants have a zero value.

Note 4. Note Payable
62. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the $400,000 note payable and stock purchase warrants exercisable for one million shares of stock are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS
133. Please include a reasonably detailed discussion of how you evaluated whether the agreement meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. We note that the conversion price is subject to adjustment upon your stock price at the date of conversion. As applicable, you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19.
63. Please revise the filing to disclose the value assigned to the warrants to purchase one million shares of your stock. Disclose the significant assumptions used in this calculation.

Annual Financial Statements

General
64. Please revise the filing to present audited annual financial statements that comply with Item 310(a) of Regulation S-B. As appropriate, provide all information and disclosures required by development stage enterprises as specified in SFAS 7. To the extent that you have determined that you are no longer a development stage
enterprise, please provide the disclosures required by paragraph
13
of SFAS 7. In this regard, since you do not present comparative information, in the year in which you cease to be a development stage enterprise, you should provide disclosure of the cumulative amounts and other additional disclosures required by paragraphs 11-12 of SFAS
7.

Notes to Consolidated Financial Statement, page F-16
65. Please revise to include a discussion of any related party transactions as required by SFAS 57. For example, we note from your disclosures on page 25, we note that you issued shares of common stock to Dr. Michael Shen, a member of your Board of Directors, for services rendered.

Note 2. Summary of Significant Accounting Policies, page F-16

General
66. We note on page 36 that you have issued shares of your common stock to employees and non-employees for services rendered in 2005 and 2006, including 15 million shares of your common stock in November 2004 to officers of your company for services performed. Please tell us how you have accounted for the issuance of these shares. Additionally, revise your summary of significant accounting policies to disclose how you account for stock-based compensation for shares issued to both employees and non-employees. Refer to SFAS 123.

Intangible Assets, page F-16
67. We note your disclosure on page 5 that you acquired TMI`s intangible property contracts and agreements. It appears that you have allocated the total purchase price to goodwill. Tell us how you considered the guidance of paragraph 39 of SFAS 141 in the accounting for this transaction. In addition, revise the filing to provide all disclosures required by paragraphs 51-52 of SFAS 141.

Income Taxes, page F-17
68. Please revise your disclosure here and in the notes to your interim financial statements to remove the words "has elected to." We believe the current disclosure may be confusing to investors as it implies that GAAP provides a choice in accounting for income taxes.
However, SFAS 109 requires income taxes to be accounted for in this manner.

Note 4. Note Payable, page F-19
69. Please revise the filing to disclose how you have accounted for the November issuance of 500,000 shares to the holder of your $150,000 note.

Part II

Item27. Exhibits

Exhibit 23
70. Please have your auditor update its consent when you file your amendment. Please also have your auditor revise the consent to refer to the specific interim period of the financial statements reviewed.

Item 28.  Undertakings
71. Please include the undertaking set forth in Item 512(a) of Regulation S-B. Please note the December 1, 2005 effective date of
Release 33-8591, which revises certain portions of Item 512.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 551-3327.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3444 with any other questions.

      Sincerely,




							Perry Hindin
							Special Counsel
cc:	Darrin Ocasio, Esq.
      Sebastian Weiss, Esq.
      Sichenzia Ross Friedman Ference LLP
      212.930.9725

John Antonio
Wellstar International, Inc.
January 25, 2006
Page 1